Exhibit 99.1

Yingli Green Energy Announces Preliminary Financial Results for Third Quarter 2012

BAODING, China; November 16, 2012—Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic (“PV”) manufacturers, which markets its products under the brand “Yingli Solar”, today announced its preliminary financial results for the quarter ended September 30, 2012.

Based on preliminary data, the Company currently expects its module shipment in the third quarter of 2012 to decrease by approximately17% from the second quarter. The Company also expects to recognize non-cash charges of an inventory provision and a depreciation expense that related to underutilized capacity which occurred in the third quarter of 2012. In addition, according to the final rulings by the United States International Trade Commission regarding the import of Chinese PV cells and modules to the U.S., the Company expects to reverse the preliminary countervailing and anti-dumping duties provision recognized in the first quarter of 2012. As a result, the Company expects its gross margin in the third quarter of 2012 to be in the range of negative 22% to 24%. Excluding the impact of the non-cash charges and the reversal of duties provision mentioned above, the Company expects its gross margin of PV modules in the third quarter of 2012 to be in the range of 0% to 1%.

“Despite the sequential decrease of module shipment and declining PV module selling prices as we expected due to supply-demand imbalance, we are inspired that our industry leadership continues to be solidified as we quickly expand our market share,” said Mr. Bryan Li, Executive Director and Chief Financial Officer of Yingli Green Energy. “In addition, we worked strategically with well-established suppliers and adopted new manufacturing techniques to further improve our cost structure, which has helped and is expected to continue to help us offset the negative impact of the expected decline in PV module price. We are confident that the tireless efforts of all our employees and partners will enable us to bring our non-silicon processing cost down to below US$0.50 per watt by the end of this year.”

The Company will hold a conference call and live webcast to discuss its unaudited financial results for the quarter ended September 30, 2012 at 8:00 AM Eastern Standard Time on November 28, 2012, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar”, is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. In August 2012, Yingli Green Energy reached a balanced vertically integrated production capacity of 2,450 MW per year at its production facilities located in Baoding, Haikou, Tianjin and Hengshui, respectively. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China, Japan and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China:

Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com